Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of the National Grid USA Companies Incentive Thrift Plan 1 and National Grid USA Companies Incentive Thrift Plan II ( File No. 33 –33094) of our audit report dated May 31, 2001 on our audits of the Group accounts of National Grid Group plc as at March 31, 2001 and 2000 and for each of the three years in the period ended March 31, 2001, which is included in this Annual Report on Form 20-F.

PricewaterhouseCoopers
London, UK
18 June 2001